Exhibit 99.1

RLX Technology Announces Unaudited Fourth Quarter and Fiscal Year 2021 Financial Results

BEIJING, March 11, 2022 /PRNEWSWIRE/ - RLX Technology Inc. (“RLX Technology” or the “Company”) (NYSE: RLX), a leading branded e-vapor company in China, today announced its unaudited financial results for the fourth quarter and the fiscal year ended December 31, 2021.

Fourth Quarter 2021 Financial Highlights

•	Net revenues were RMB1,904.4 million (US$298.8 million), representing an increase of 17.7% from RMB1,618.5 million in the same period of 2020.

•	Gross margin was 40.2%, compared with 42.9% in the same period of 2020.

•	U.S. GAAP net income was RMB494.4 million (US$77.6 million), compared with U.S. GAAP net loss of RMB236.7 million in the same period of 2020.

•	Non-GAAP net income[1] was RMB536.5 million (US$84.2 million), compared with RMB419.3 million in the same period of 2020.

Fiscal Year 2021 Financial Highlights

•	Net revenues were RMB8,521.0 million (US$1,337.1 million) in the fiscal year 2021, representing an increase of 123.1% from RMB3,819.7 million in the prior year.

•	Gross margin was 43.1% in the fiscal year 2021, compared with 40.0% in the prior year.

•	U.S. GAAP net income was RMB2,028.1 million (US$318.3 million) in the fiscal year 2021, compared with U.S. GAAP net loss of RMB128.1 million in the prior year.

•	Non-GAAP net income was RMB2,251.5 million (US$353.3 million) in the fiscal year 2021, compared with RMB801.0 million in the prior year.

“We are pleased with our operational and financial performance in the fourth quarter, ending 2021 on a strong note. Despite the evolving industry regulatory framework and challenging backdrop of recurrent COVID-19 outbreaks, we remained focused throughout the year on optimizing our distribution and retail channels, investing in scientific research, new product development, and digitalization upgrades,” said Ms. Ying (Kate) Wang, Co-founder, Chairperson of the Board of Directors and Chief Executive Officer of RLX Technology. “The 2021 fiscal year was defined by year-over-year revenue growth of 123.1%, further cementing our leadership as a trusted e-vapor brand for adult smokers. Looking ahead, we are confident that the Company is well-positioned to further explore the enormous potential of this vast yet growing industry and achieve future growth in 2022 and beyond.”

“In the fourth quarter of 2021, we delivered net revenues of RMB1,904.4 million, up 17.7% year-over-year, reflecting the momentum behind our efforts to optimize our distribution and retail channel network and enhance our diversified product portfolio,” said Mr. Chao Lu, Chief Financial Officer of RLX Technology. “In December 2021, our Board of Directors authorized a share repurchase program under which we may repurchase up to US$500 million of our shares over a period until December 31, 2023. This program demonstrates our continued confidence in the future development of our industry and the strength of our business. As we progress through 2022, we will strive to strengthen our core capabilities, bolster our market leading position, and reinforce our commitment to achieve sustainable growth and generate long-term value for our shareholders.”

1 Non-GAAP net income is a non-GAAP financial measure. For more information on the Company's non-GAAP financial measures, please see the section “Non-GAAP Financial Measures” and the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Fourth Quarter 2021 Financial Results

Net revenues increased by 17.7% to RMB1,904.4 million (US$298.8 million) in the fourth quarter of 2021 from RMB1,618.5 million in the same period of 2020. The increase was primarily due to an increase in net revenues from sales to offline distributors, which was mainly attributable to the expansion of the Company’s distribution and retail network.

Gross profit increased by 10.3% to RMB765.5 million (US$120.1 million) in the fourth quarter of 2021 from RMB694.1 million in the same period of 2020.

Gross margin was 40.2% in the fourth quarter of 2021, compared with 42.9% in the same period of 2020. The decrease was primarily due to (i) an increase in direct costs related to promotional activities and (ii) an increase in the inventory provision.

Operating expenses were RMB231.5 million (US$36.3 million) in the fourth quarter of 2021, representing a decrease of 72.8% from RMB852.6 million in the same period of 2020. The decrease in operating expenses was primarily due to the change of share-based compensation expenses, which decreased by 93.6% to RMB42.1 million (US$6.6 million) in the fourth quarter of 2021 from RMB656.1 million in the same period of 2020. The decrease in share-based compensation expenses was primarily due to the changes in the fair value of the share incentive awards that the Company granted to its employees as affected by the fluctuations of the share price of the Company.

Selling expenses decreased by 76.3% to RMB46.6 million (US$7.3 million) in the fourth quarter of 2021 from RMB196.7 million in the same period of 2020. The decrease was mainly driven by (i) a decrease in share-based compensation expenses and (ii) a decrease in salaries and welfare benefits primarily attributable to a decrease in performance-based cash compensation, partially offset by an increase in branding material expenses.

General and administrative expenses decreased by 62.6% to RMB167.1 million (US$26.2 million) in the fourth quarter of 2021 from RMB447.0 million in the same period of 2020. The decrease was mainly driven by (i) a decrease in share-based compensation expenses and (ii) a decrease in salaries and welfare benefits primarily attributable to a decrease in performance-based cash compensation, partially offset by an increase in software and technical service expenses.

Research and development expenses decreased by 91.5% to RMB17.8 million (US$2.8 million) in the fourth quarter of 2021 from RMB208.9 million in the same period of 2020. The decrease was mainly driven by (i) a decrease in share-based compensation expenses and (ii) a decrease in salaries and welfare benefits primarily attributable to a decrease in performance-based cash compensation, partially offset by an increase in consulting expenses.

Income from operations was RMB534.0 million (US$83.8 million) in the fourth quarter of 2021, compared with a loss from operations of RMB158.5 million in the same period of 2020.

Income tax expense was RMB129.5 million (US$20.3 million) in the fourth quarter of 2021, compared with RMB110.6 million in the same period of 2020.

U.S. GAAP net income was RMB494.4 million (US$77.6 million) in the fourth quarter of 2021, compared with U.S. GAAP net loss of RMB236.7 million in the same period of 2020.

Non-GAAP net income was RMB536.5 million (US$84.2 million) in the fourth quarter of 2021, compared with RMB419.3 million in the same period of 2020.

U.S. GAAP basic and diluted net income per American depositary share (“ADS”) were RMB0.367 (US$0.058) and RMB0.363 (US$0.057), respectively, in the fourth quarter of 2021, compared with U.S. GAAP basic and diluted net loss per ADS of RMB0.165, in the same period of 2020.

Non-GAAP basic and diluted net income per ADS2 were RMB0.398 (US$0.062) and RMB0.394 (US$0.062), respectively, in the fourth quarter of 2021, compared with RMB0.292 in the same period of 2020.

Balance Sheet and Cash Flow

The Company’s liquidity was significantly enhanced by the completion of our IPO in early 2021. As of December 31, 2021, the Company had cash and cash equivalents, restricted cash, short-term bank deposits, net, short-term investments, and long-term bank deposits, net of RMB14,857.8 million (US$2,331.5 million), compared with RMB3,421.4 million as of December 31, 2020. As of December 31, 2021, approximately US$1,624.5 million (RMB10,352.3 million) was denominated in U.S. dollars.

For the fourth quarter ended December 31, 2021, net cash generated from operating activities was RMB465.7 million (US$73.1 million).

Fiscal Year 2021 Financial Results

Net revenues increased by 123.1% to RMB8,521.0 million (US$1,337.1 million) in the fiscal year 2021 from RMB3,819.7 million in the prior year. The increase was primarily due to an increase in net revenues from sales to offline distributors, which was mainly attributable to the expansion of the Company’s distribution and retail network.

Gross profit increased by 140.4% to RMB3,672.1 million (US$576.2 million) in the fiscal year 2021 from RMB1,527.6 million in the prior year.

Gross margin increased to 43.1% in the fiscal year 2021 from 40.0% in the prior year.

Operating expenses were RMB1,373.4 million (US$215.5 million) in the fiscal year 2021, representing a decrease of 9.3% from RMB1,514.4 million in the prior year. The decrease in operating expenses was primarily due to the change of share-based compensation expenses, which decreased by 76.0% to RMB223.3 million (US$35.0 million) in the fiscal year 2021 from RMB929.1 million in the prior year. The decrease in share-based compensation expenses was primarily due to the changes in the fair value of the share incentive awards that the Company granted to its employees as affected by the fluctuations of the share price of the Company.

Selling expenses increased by 17.5% to RMB520.7 million (US$81.7 million) in the fiscal year 2021 from RMB443.2 million in the prior year. The increase was mainly driven by (i) an increase in branding material expenses, (ii) an increase in shipping expenses, and (iii) an increase in salaries and welfare, partially offset by the decrease of share-based compensation expenses.

General and administrative expenses decreased by 12.9% to RMB672.7 million (US$105.6 million) in the fiscal year 2021 from RMB772.0 million in the prior year. The decrease was primarily attributable to the decrease of share-based compensation expenses, partially offset by (i) an increase in salaries and welfare benefits, and (ii) an increase in legal and other consulting fees.

Research and development expenses decreased by 39.9% to RMB179.9 million (US$28.2 million) in the fiscal year 2021 from RMB299.3 million in the prior year. The decrease was primarily due to the decrease of share-based compensation expenses, partially offset by (i) an increase in salaries and welfare benefits, (ii) an increase in software and technical expenses, and (iii) an increase in consulting expenses.

2 Non-GAAP basic and diluted net income per ADS is a non-GAAP financial measure. For more information on the Company's non-GAAP financial measures, please see the section “Non-GAAP Financial Measures” and the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Income from operations was RMB2,298.7 million (US$360.7 million) in the fiscal year 2021, compared with RMB13.1 million in the prior year.

Income tax expense was RMB631.4 million (US$99.1 million) in the fiscal year 2021, representing an increase of 173.9% from RMB230.5 million in the prior year. The increase was primarily due to an increase in taxable income.

U.S. GAAP net income was RMB2,028.1 million (US$318.3 million) in the fiscal year 2021, compared with U.S. GAAP net loss of RMB128.1 million in the prior year.

Non-GAAP net income was RMB2,251.5 million (US$353.3 million) in the fiscal year 2021, compared with RMB801.0 million in the prior year.

U.S. GAAP basic and diluted net income per ADS were RMB1.445 (US$0.227) and RMB1.436 (US$0.225), respectively, in the fiscal year 2021, compared with U.S. GAAP basic and diluted net loss per ADS of RMB0.089 in the prior year.

Non-GAAP basic and diluted net income per ADS were RMB1.604 (US$0.252) and RMB1.595 (US$0.250), respectively, in the fiscal year 2021, compared with RMB0.557 in the prior year.

Share Repurchase Program

On December 8, 2021, the Company announced that its Board of Directors authorized a share repurchase program under which the Company may repurchase up to US$500 million of its shares over a period until December 31, 2023.

Conference Call

The Company’s management will host an earnings conference call at 7:00 A.M. U.S. Eastern Time on March 11, 2022 (8:00 P.M. Beijing/Hong Kong Time on March 11, 2022).

Dial-in details for the earnings conference call are as follows:

United States (toll-free):	+1-888-317-6003
International:	+1-412-317-6061
Hong Kong, China (toll-free):	+800-963-976
Hong Kong, China:	+852-5808-1995
Mainland China:	400-120-6115
Participant Code:	3704755

Participants should dial in 10 minutes before the scheduled start time and ask to be connected to the call for “RLX Technology Inc.” with the Participant Code as set forth above.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.relxtech.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until March 18, 2022, by dialing the following telephone numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	8947871

About RLX Technology Inc.

RLX Technology Inc. (NYSE: RLX) is a leading branded e-vapor company in China. The Company leverages its strong in-house technology and product development capabilities and in-depth insights into adult smokers' needs to develop superior e-vapor products. RLX Technology Inc. sells its products through an integrated offline distribution and "branded store plus" retail model tailored to China's e-vapor market.

For more information, please visit: http://ir.relxtech.com.

Non-GAAP Financial Measures

The Company uses Non-GAAP net income and Non-GAAP basic and diluted net income per ADS, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Non-GAAP net income represents net income excluding share-based compensation expenses. Non-GAAP basic and diluted net income per ADS is computed using Non-GAAP net income attributable to RLX Technology Inc. and the same number of ADSs used in U.S. GAAP basic and diluted net income/(loss) per ADS calculation.

The Company presents these non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. The Company believes that they help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in net income/(loss). The Company also believes that the use of the non-GAAP measures facilitates investors' assessment of its operating performance, as they could provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by the management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. They should not be considered in isolation or construed as an alternative to net income/(loss), basic and diluted net income/(loss) per ADS or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review its historical non-GAAP financial measures to the most directly comparable U.S. GAAP measures. The non-GAAP financial measures here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.3726 to US$1.00, the exchange rate on December 30, 2021 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” and similar statements. Among other things, quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; trends and competition in China’s e-vapor market; changes in its revenues and certain cost or expense items; PRC governmental policies, laws and regulations relating to the Company's industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is current as of the date of this press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

In China:

RLX Technology Inc.

Head of Investor Relations

Sam Tsang

Email: ir@relxtech.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

Email: RLX@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: RLX@tpg-ir.com

RLX TECHNOLOGY INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands)

	As of
	December 31,	December 31,	December 31,
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,113,988	5,208,967	817,401
Restricted cash	340,813	500	78
Short-term bank deposits, net	493,282	4,022,119	631,158
Receivables from online payment platforms	862	10,006	1,570
Short-term investments	1,473,349	3,621,637	568,314
Accounts and notes receivable, net	20,089	14,024	2,201
Inventories, net	329,123	589,088	92,441
Amounts due from related parties	21,006	1,936	304
Prepayments and other current assets, net	74,383	482,659	75,740
Total current assets	3,866,895	13,950,936	2,189,207
Non-current assets:
Property, equipment and leasehold improvement, net	74,500	143,155	22,464
Intangible assets, net	5,393	8,366	1,313
Long-term investments, net	4,000	12,000	1,883
Deferred tax assets, net	6,000	20,856	3,273
Right-of-use assets, net	91,743	176,258	27,659
Long-term bank deposits, net	-	2,004,593	314,564
Other non-current assets	11,354	48,961	7,683
Total non-current assets	192,990	2,414,189	378,839
Total assets	4,059,885	16,365,125	2,568,046

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	1,459,782	1,288,845	202,248
Contract liabilities	320,434	286,651	44,982
Salary and welfare benefits payable	179,558	170,393	26,738
Taxes payable	363,644	597,761	93,802
Accrued expenses and other current liabilities	116,929	313,396	49,179
Amounts due to related parties	11,174	-	-
Lease liabilities - current portion	45,073	80,582	12,645
Total current liabilities	2,496,594	2,737,628	429,594

Non-current liabilities:
Deferred tax liabilities	5,210	4,513	708
Lease liabilities - non-current portion	49,448	104,232	16,356
Total non-current liabilities	54,658	108,745	17,064
Total liabilities	2,551,252	2,846,373	446,658

Shareholders’ Equity:
Total RLX Technology Inc. shareholders’ equity	1,508,633	13,514,952	2,120,792
Noncontrolling interests	-	3,800	596
Total shareholders’ equity	1,508,633	13,518,752	2,121,388

Total liabilities and shareholders’ equity	4,059,885	16,365,125	2,568,046

RLX TECHNOLOGY INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/ INCOME
(All amounts in thousands, except for share (or ADS) and per share (or ADS) data)

	For the three months ended				For the year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues	1,618,451	1,676,723	1,904,355	298,835	3,819,712	8,520,978	1,337,127
Cost of revenues	(924,315)	(1,020,753)	(1,138,826)	(178,707)	(2,292,153)	(4,848,918)	(760,901)
Gross profit	694,136	655,970	765,529	120,128	1,527,559	3,672,060	576,226

Operating expenses:
Selling expenses	(196,683)	(56,525)	(46,628)	(7,317)	(443,154)	(520,694)	(81,708)
General and administrative expenses	(447,045)	253,231	(167,108)	(26,223)	(771,971)	(672,748)	(105,569)
Research and development expenses	(208,889)	44,607	(17,797)	(2,793)	(299,285)	(179,913)	(28,232)
Total operating expenses	(852,617)	241,313	(231,533)	(36,333)	(1,514,410)	(1,373,355)	(215,509)

(Loss)/income from operations	(158,481)	897,283	533,996	83,795	13,149	2,298,705	360,717

Other income：
Interest income, net	7,678	22,633	24,297	3,813	32,407	72,414	11,363
Investment income	11,621	27,463	27,964	4,388	20,352	94,222	14,785
Others, net	13,062	150,498	37,694	5,915	36,523	194,209	30,476
(Loss)/income before income tax	(126,120)	1,097,877	623,951	97,911	102,431	2,659,550	417,341
Income tax expense	(110,625)	(121,442)	(129,536)	(20,327)	(230,532)	(631,426)	(99,085)
Net (loss)/income	(236,745)	976,435	494,415	77,584	(128,101)	2,028,124	318,256
Less: net income attributable to noncontrolling interests	-	2,520	891	140	-	3,411	535
Net (loss)/income attributable to RLX Technology Inc.	(236,745)	973,915	493,524	77,444	(128,101)	2,024,713	317,721
Other comprehensive (loss)/income:
Foreign currency translation adjustments	(14)	41,911	(181,851)	(28,536)	141	(149,188)	(23,411)
Total other comprehensive (loss)/ income	(14)	41,911	(181,851)	(28,536)	141	(149,188)	(23,411)
Total comprehensive (loss)/income	(236,759)	1,018,346	312,564	49,048	(127,960)	1,878,936	294,845
Less: total comprehensive income attributable to noncontrolling interests	-	2,520	891	140	-	3,411	535
Total comprehensive (loss)/income attributable to RLX Technology Inc.	(236,759)	1,015,826	311,673	48,908	(127,960)	1,875,525	294,310

Net (loss)/income per ordinary share/ADS
Basic	(0.165)	0.724	0.367	0.058	(0.089)	1.445	0.227
Diluted	(0.165)	0.717	0.363	0.057	(0.089)	1.436	0.225

Weighted average number of ordinary shares/ADSs
Basic	1,436,815,570	1,345,928,878	1,346,184,770	1,346,184,770	1,436,815,570	1,401,371,494	1,401,371,494
Diluted	1,436,815,570	1,357,908,401	1,358,494,650	1,358,494,650	1,436,815,570	1,409,690,879	1,409,690,879

RLX TECHNOLOGY INC.
UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(All amounts in thousands, except for share (or ADS) and per share (or ADS) data)

	For the three months ended				For the year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net (loss)/income	(236,745)	976,435	494,415	77,584	(128,101)	2,028,124	318,256
Add: share-based compensation expenses
Selling expenses	123,270	(90,768)	1,885	296	142,325	(19,653)	(3,084)
General and administrative expenses	367,426	(320,126)	45,107	7,078	593,473	302,070	47,401
Research and development expenses	165,395	(112,847)	(4,872)	(765)	193,300	(59,072)	(9,270)
Non-GAAP net income	419,346	452,694	536,535	84,193	800,997	2,251,469	353,303

Net (loss)/income attributable to RLX Technology Inc.	(236,745)	973,915	493,524	77,444	(128,101)	2,024,713	317,721
Add: share-based compensation expenses	656,091	(523,741)	42,120	6,609	929,098	223,345	35,047
Non-GAAP net income attributable to RLX Technology Inc. for computing non-GAAP net income per ordinary share/ADS	419,346	450,174	535,644	84,053	800,997	2,248,058	352,768

Non-GAAP net income per ordinary share/ADS
- Basic	0.292	0.334	0.398	0.062	0.557	1.604	0.252
- Diluted	0.292	0.332	0.394	0.062	0.557	1.595	0.250
Weighted average number of ordinary shares/ADSs
- Basic	1,436,815,570	1,345,928,878	1,346,184,770	1,346,184,770	1,436,815,570	1,401,371,494	1,401,371,494
- Diluted	1,436,815,570	1,357,908,401	1,358,494,650	1,358,494,650	1,436,815,570	1,409,690,879	1,409,690,879

RLX TECHNOLOGY INC.
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
 (All amounts in thousands)

	For the three months ended				For the year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net cash generated from/(used in) operating activities	1,290,121	(142,852)	465,738	73,084	2,589,383	1,799,892	282,442
Net cash generated from/(used in) investing activities	829,504	(38,534)	(1,397,519)	(219,301)	(1,812,894)	(7,870,660)	(1,235,078)
Net cash (used in)/generated from financing activities	(1,200,659)	389	(127,516)	(20,010)	174,881	9,904,121	1,554,173
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(10,666)	23,372	(99,770)	(15,656)	19,339	(78,687)	(12,348)
Net increase/(decrease) in cash and cash equivalents and restricted cash	908,300	(157,625)	(1,159,067)	(181,883)	970,709	3,754,666	589,189
Cash, cash equivalents and restricted cash at the beginning of the period	546,501	6,526,159	6,368,534	999,362	484,092	1,454,801	228,290
Cash, cash equivalents and restricted cash at the end of the period	1,454,801	6,368,534	5,209,467	817,479	1,454,801	5,209,467	817,479